SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: May 10, 2006	By:	/s/ Nancy C. Gardner

4 May 2006.

   Reuters and CME to create FXMarketSpace – the world’s first centrally-cleared, Global FX marketplace Joint Venture to Bring Market Participants a New Choice in Global FX Trading London and Chicago —

Reuters, the global information company, and CME, the world’s largest and most diverse financial exchange, today announced plans to create FXMarketSpace, the world’s first centrally-cleared, global foreign exchange (FX) marketplace, through a new 50/50 joint venture company. The agreement signals the next phase in the evolution of the global FX market. Through the joint venture, CME and Reuters will pool their expertise in data dissemination, distribution, trade matching and central counterparty clearing services. FXMarketSpace will offer market solutions to capitalize on the growing demand for broader access to the FX market, the emergence of FX as an asset class, the growth of non-bank financial institutions in global FX markets and the growth of electronic and algorithmic trading.

FXMarketSpace is expected to operate alongside existing electronic transactional systems including Reuters Dealing 3000 for interbank trading, Reuters Trading for Foreign Exchange for dealer to buyside connectivity and CME’s FX futures and options markets on the CME Globex® platform.

FXMarketSpace customers will benefit from this trading model, which will provide:

• Broad global distribution through Reuters market leading desktop community in FX, CME clearing firms and selected independent software vendors;

• Trading anonymity;

• Transparent and competitive prices on the CME Globex platform;

• Central counterparty clearing services, through CME Clearing; and

• Straight-through processing, increased operational efficiencies and lower costs.

“Our agreement with Reuters heralds a new era in the global FX market,” said CME Chairman Terry Duffy. “Today CME and Reuters are addressing the needs of the current FX marketplace by establishing the first electronic trading platform that offers anonymous, cleared trades to the $2 trillion over-the-counter FX market. By leveraging the expertise of two of the leaders in FX trading, we believe this innovative platform will create new opportunities for all FX market participants and generate value for our respective shareholders.”

Tom Glocer, Reuters Chief Executive, commented: “We see exciting prospects for growth in the global FX markets as the range of participating financial institutions broadens. We are pleased to be working with CME as our preferred partner to extend our FX business and help shape the evolution of the FX markets. We are committed to providing our customers with a choice of trading services for their foreign currency activities.”

“Global FX markets, already the world’s largest market in terms of daily turnover, are poised for continued growth and change,” said CME Chief Executive Officer Craig Donohue. “We believe that FXMarketSpace is perfectly positioned to capitalize on this growth potential by offering bank and non-bank participants, an efficient, anonymous and centrally-cleared alternative to the current spot and forward markets.”

Niall FitzGerald, Chairman of Reuters, commented: “Reuters has historically been the acknowledged leader in foreign exchange. I believe we have chosen the right time and the right partner to take a major step forward in the logical evolution of FX markets.”

Following formation, the Board of Directors of the joint venture will consist of three directors from each company including Tom Glocer, Chief Executive Officer and Devin Wenig, Executive Director & President of Business Division, of Reuters, and Craig Donohue, Chief Executive Officer, Terry Duffy, Chairman and Leo Melamed, Chairman Emeritus of CME. Additionally, CME and Reuters have agreed that the following individuals will lead the joint venture: Mark Robson, Chief Executive Officer; Richard Sears, Chief Sales Officer; and Bryan Hunter, Chief Operating Officer. Reuters and CME have begun development of the network platform and expect the venture to launch in early 2007.

The formation of FXMarketSpace is subject to certain regulatory and shareholder approvals and other customary closing conditions. Certain joint venture activities will be subject to regulatory approval of the UK Financial Services Authority, and is expected in early 2007.

For more information on FXMarketSpace, please visit either www.cme.com/fxmarketspace.com or www.about.reuters.com/fxmarketspace

Financial Implications

The FX MarketSpace business plan requires each party to contribute capital of up to $45 million (approximately £25 million) to fund the venture through to profitability. The business plan anticipates two roughly equal amounts of capital contribution, in 2006 and 2007.

CME and Reuters expect their respective shares of start up losses to be $20-25 million (£11-£14 million), with around $5 million (£3 million) of this expected in 2006. The joint venture is expected to achieve profitability during 2008. Existing businesses of the two companies will not be contributed to the joint venture, and will continue to be operated separately by the respective companies. Profits generated by the joint venture’s operations, including under the service and other arrangements described below, will be shared in proportion 50/50.

CME will provide clearing and trade matching services to the joint venture, and Reuters will provide trading access to and trade notification services for, and distribute market data from, the joint venture over its network, among various other services and arrangements by and with the two companies.

The parties anticipate a long term joint venture relationship, with limited exit, buy/sell option and termination provisions. Certain of these provisions require the agreement to be approved by Reuters shareholders, which will be sought at an extraordinary general meeting to be scheduled shortly. CME and Reuters have each agreed not to operate or have any significant interest in a competing, cleared platform for electronic trading of FX products (other than futures and futures options).

Ends

Note to Editors

With about US $2 trillion traded each day, FX is the most actively traded asset class in the world. To date, the FX trading community has operated as an over-the-counter market that is conducted directly between dealers and principals by telephone (“call around”) or an electronic trading network. As a centrally cleared marketplace, the joint venture will provide an organised structure for clearing all transactions conducted on its platform and guaranteeing the performance of contracts, greatly reducing counterparty risk. A central counterparty, which serves as the buyer to every seller and the seller to every buyer, allows all parties, regardless of size or credit portfolio, to trade with one another.

CME offers the largest regulated FX derivatives trading complex in the world. For the first quarter 2006, CME FX averaged a record 407,000 contracts per day representing a notional value of $47.5 billion. Last year over 84 million FX contracts with a notional value of over $10.2 trillion traded at CME.

Chicago Mercantile Exchange Inc. (www.cme.com) is the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on CME Globex electronic trading platform and on its trading floors. CME offers futures and options on futures primarily in four product areas: interest rates, stock indexes, foreign exchange and commodities. The exchange managed $47.0 billion in collateral deposits at March 31, 2006, including $3.8 billion in deposits for non-CME products. CME is a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME), which is part of the Russell 1000® Index.

Statements in this news release that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. More detailed information about factors that may affect our performance may be found in our filings with the Securities and Exchange Commission, including our most recent Quarterly Report on Form 10-Q, which can be obtained at its Web site at www.sec.gov. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Chicago Mercantile Exchange, CME, the globe logo and CME Globex are registered trademarks of Chicago Mercantile Exchange Inc. E-mini is a trademark of CME. CLEARING 21 is a registered trademark of CME and New York Mercantile Exchange, Inc. S&P, S&P 500, NASDAQ-100, Nikkei 225, Russell 1000, Russell 2000, TRAKRS, Total Return Asset Contracts and other trade names, service marks, trademarks and registered trademarks that are not proprietary to Chicago Mercantile Exchange Inc. are the property of their respective owners, and are used herein under license. Further information about CME and its products is available on the CME Web site at www.cme.com. Press inquires:

Anita Liskey, 312/466-4613

Pamela Plehn, 312/930-3446

news@cme.comwww.cme.com/mediaroom

Investor Contact

John Peschier, 312/930.8491

CME-G

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. At the end of 2005, Reuters had 15,300 staff in 89 countries. This includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

This press release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are highlighted in the press release and are described in more detail in Reuters Annual Report and Form 20-F 2005 under the heading ‘Risk Factors’, and include the risk that necessary regulatory approvals are not received and that the joint venture is not as successful as or by the times anticipated. Copies of the Annual Report and Form 20-F 2005 are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

Press inquires:

Simon Walker, +44 207 542 7800 Simon.walker@reuters.com

Ed Williams, +44 207 542 6005 Ed.williams@reuters.com

Johnny Weir, +44 207 542 5211 Johnny.weir@reuters.com

Investor Contact:

Miriam McKay, 07990 567 057

Miriam.mckay@reuters.com

PROJECT ANONYMOUS

CONFERENCE CALL

REUTERS AND CME TO CREATE FXMARKETSPACE –

THE WORLD’S FIRST CENTRALLY-CLEARED, GLOBAL FX MARKETPLACE

JOINT VENTURE TO BRING MARKET PARTICIPANTS

A NEW CHOICE IN GLOBAL FX TRADING

4 May 2006

        Miriam McKay: Good afternoon, everyone, and thank you for joining us at quite short notice. I am head of Investor Relations here at Reuters and the purpose of this afternoon’s call is to give you some more information about our announcement today that Reuters is partnering with the Chicago Mercantile Exchange to create the world’s first centrally cleared, global FX marketplace. We will give you some more information and then give you a chance to ask any questions that you may have.

        With me on this call are Tom Glocer, our CEO; Devin Wenig, President of Reuters Business Divisions, who will tell you more about the rationale and benefits of today’s announcement, and David Grigson, our CFO, who will talk about the financial implications and next steps. We should just make it clear that Devin and I are in Boston, while Tom and David are in London, so please bear with us if there are any technical glitches.

        Before I start, I would like to remind you that our comments today may include forward-looking statements and that the risk factor section of our Annual Report and today’s press release describe certain important factors which could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report and press release from our website and also from our Corporate Relations offices in London and New York.

        With that, Tom, could you begin with some opening remarks?

        Tom Glocer: Thank you, Miriam, I will keep them short. As you can tell, we are so excited about this that three executive directors wanted to be on this call. I will hand over to Devin shortly, to take you through what FXMarketSpace is all about. I just wanted to say how pleased I am that we are working with the CME on this venture. Both of us had been looking closely at the evolution of the FX market and it is great to be able to work together on what we all believe is the logical next step in the evolution of the FX markets.

        In short, Reuters will own 50 per cent of what I believe will be the leading marketplace for the world’s most actively traded asset class. If other centrally cleared exchange models, like the CME itself, are any guide, then this will be very exciting for Reuters and for our shareholders.

        With that, let me hand over to Devin, to do the heavy lifting today.

        Devin Wenig: Thank you, Tom. I thought that a useful way to begin this would be to start with some context on how the FX market works and how it has evolved, and Reuters’ role in that evolution. I will then talk a little about the issues and trends that we believe are driving structural change in the FX market today, and that should give some useful context about our new venture, FXMarketSpace, where it fits, and exactly what it will do. At that point, I will hand over to David, who will sketch out the financial implications of what we have announced today.

        Let me start with the FX market, how it works and how it has evolved. FX has always been a non-exchange traded, over-the-counter marketplace, where the vast majority of trading is for profit – speculation, in other words. It has traditionally been a tiered marketplace. There is an interbank community, which is only accessible to banks with pre-established bilateral credit lines — in practice, the very biggest FX banks, like UBS, Citi, Deutsche and similar. Then there is the dealer-to-customer community, where FX banks facilitate trade flow from asset managers, corporate treasurers and smaller regional banks.

        The interbank area is where inter-dealer brokers, like ICAP and Cantor Fitzgerald operate. This is where Reuters pioneered electronic transactions, as trading moved from the phone to the screen. Reuters has two well-established trading systems in that space. Reuters Dealing Direct has been going since the early 80s. It has about 18,000 users, no directly comparable competitor, and it generates about £250 million revenue per annum. With this system, counterparties can conduct one on one conversations to agree trades.

        Reuters Matching, which is the other system that operates in this space, was launched in the early nineties. This has about 7,000 users and it generates about £70 million of revenue per annum. Reuters Matching automatically matches bids and offers between counterparties with pre-arranged credit agreements. This is where Reuters competes directly with EBS – with some currency pairs, like Sterling and emerging markets currencies, being principally traded on Reuters, and other major currencies, like dollar/yen, being principally traded on EBS.

        How is the market evolving? The FX market as a whole is huge, with volume of over $1.9 trillion traded every day. Just to give you some context, that is thirty times larger than all US equity exchanges combined. It is growing very rapidly, at over 16% per year compound annual growth over the last three years. There are two specific drivers of growth on which I would like to focus today. First, there is the emergence of FX as an asset class and the growing importance of the buy side, which Reuters has already begun to recognise with products which link dealers to their customers, like Reuters Electronic Trading and Reuters Trading for FX. This rise of the buy side is leading to broader participation in the FX markets. The 2004 triennial BIS survey of FX markets showed that average daily spot volume from the likes of hedge funds and fund managers rose by 95% between 2001 and 2004, from $111 billion in volume to $213 billion in volume, making this by far the fastest growing segment of the FX market.

        The other major driver of growth is high frequency trading. That is high frequency trading by both banks and the hedge funds and buy side that I just mentioned. The rise of electronic trading and the rise of algorithmic trading has been a very important driver of volatility and of a rise in volumes.

        The new venture that we have announced, FXMarketSpace, is designed to address all of these trends. At present, the only market response to these trends – the rise of the buy side and high frequency trading – has really been less than optimal. Electronic brokerage systems like our own, Reuters Matching, and like EBS, now include so-called prime brokerage services, which allow non-banking financial institutions to trade, using the credit lines of a prime broker – an established inter-bank player. However, there is a problem in that there is only capacity for a limited number of new entrants and this really does not solve risk and credit issues, but the take-up in the demand for prime brokerage services – including on Reuters Matching – is testament to the fact that there is a strong level of demand out there. That now leads to FXMarketSpace.

        FXMarketSpace is a new way to trade FX, which we expect will operate alongside other trading venues. It will focus initially on spot, followed by swaps, forwards and options. It will be the world’s first centrally cleared FX marketplace. As such, a central counterparty will act as the buyer to every seller and a seller to every buyer, so that all parties – regardless of size or credit arrangements – can anonymously trade with one another.

        The advantages that this presents to the buy side are that it eliminates credit constraints and gives true pre- and post-trade anonymity. It will also create a more transparent market where it is easier to benchmark performance. For any organisation involved in high throughput trading, be they hedge funds or banks, FXMarketSpace has the potential to create a deep liquidity pool, ideal for trading high volumes. Also, both traders and machines will be able to trade with the ultra low latencies algorithmic trading demands. We will have both screen-based and API-based trading.

        Focusing on banks for a moment, FXMarketSpace will give them the ability to extend market making activities beyond their bilateral credit relationships and trade with a broader customer base. It will give them the opportunity to earn income from fees rather than from increasingly diminishing spreads. They should also be able to reduce their cost of trading because of lower settlement fees and more efficient trade processing. Banks will benefit tremendously from the capital efficiencies derived from this centrally cleared model. By introducing this new way to trade, and providing access to a wider range of participants in a credit-efficient manner, we expect FXMarketSpace to stimulate significant further growth in the FX markets.

        What is so special about the Reuters/CME combination? Between us, we have a unique set of assets and expertise in growing and managing FX execution platforms and our technology is trusted globally by our customers. Specifically in this case, the CME will provide clearing facilities and trade matching: Reuters will bring in straight-through processing, which we have already established on our Dealing systems, and global distribution through our leading FX franchise. We both have strong FX customer relationships. We also know each other well, having already worked together on many projects over the years. We are aiming to start testing this new system this year and be the first to market with a centrally cleared FX trading system in the first few months of 2007. This will bring us clear first-mover advantage and it will be very difficult to replicate.

        To summarise, we believe that FXMarketSpace is the next logical step in the evolution of the FX markets, where Reuters and the CME both have a strong tradition of innovation. By broadening participation and encouraging efficient, high volume trading, we think this new venture will stimulate further growth in the FX market. And, by moving early, we have secured a valued partner in the CME and are positioning ourselves to be first to market with a unique new product. The prospects for this venture look very exciting, both for us and our customers, and we are very optimistic that this could create significant value for both Reuters and CME shareholders.

        With that, let me hand over to David, who will take you through the financial implications.

        David Grigson: Thank you very much indeed, Devin, and hello, everyone.

        I shall give you a short overview of the joint venture; describe how we think value will be created from this exciting opportunity; give you some sense of how this will impact Reuters reported numbers and then explain what the process to completion will be from here.

        FXMarketSpace is a 50/50 joint venture with Reuters and the CME as its two parents. As a jointly controlled enterprise, we will equity account for our share of its post-tax profits and losses on the associates and joint ventures line in the Reuters P&L. The joint venture will be governed by a board of directors, consisting of an equal number of representatives – including Devin and Tom — from Reuters and from the CME, and with a chairman who has no casting vote or special rights but who will rotate yearly between the parents.

        The business will be headquartered in London and will be lead as CEO by Mark Robson who, up until now, has been Global Head of Treasury and Fixed Income here in Reuters, and has a substantial track record in this space.

        We believe this venture has the potential to create considerable amounts of value for Reuters shareholders. For a relatively modest upfront investment, we are building — and we will own 50% of — what we hope will become the leading marketplace for the world’s single largest market, as measured by daily turnover.

        FXMarketSpace itself IS heavily reliant on its parents for the provision of critical services such as clearing and matching (both provided by the CME) and trading access, post-trade notification and operational support (provided by Reuters). With only a very small amount of what is principally a fixed cost within the joint venture itself, FXMarketSpace’s business model is highly scalable and should become highly profitable once it has passed its liquidity tipping point. We anticipate that this will be within three years of launch.

        We believe that a combination of growth in algorithmic trading; the ongoing move to the FX market online; ease of trading via a centrally cleared model, and increased interest in FX as an asset class, will rapidly drive volume, and revenue, post-launch. The joint venture will only need to secure a couple of percentage points of share of global spot FX trading to break even and will become increasingly profitable once market share passes this point. A share of, say, 10% would result in the joint venture contributing significant profits back to Reuters and the joint venture agreement contemplates that these profits are passed back to the parents as dividends.

        The venture’s business plan requires each party to contribute up to $45 million, or approximately £25 million, to fund the venture through to profitability. The business plan anticipates two roughly equal amounts of capital contribution, one this year and one next. Initially, this money will be used to build the platform and to bring the business to market – which is anticipated, as Devin has said, to be in early 2007. No other assets will be contributed.

        Our share of losses, prior to the venture reaching profitability, is expected to be in the range of $20 to $25 million, or £11 to £14 million, with the majority of this being incurred in 2007. Our share of pre-launch start-up costs in 2006, mostly hiring staff and marketing, is expected to be around $5 million or £3 million. The joint venture is expected to become profitable during 2008.

        We should anticipate that a successful FXMarketSpace may, in the longer term, have some impact on our existing FX business. After all, although we expect that the joint venture would generate significant new growth in the market overall, some of this business will be coming from other venues, including our own. However, we are confident that the value created from a successful joint venture will significantly exceed the value loss from migration of some transaction activity elsewhere in Reuters. Why are we confident of this? There are a number of reasons.

o	First, because as a provider of information, trading and electronic broking services today, Reuters can anticipate some benefits to flow through to our existing foreign exchange business. Reuters will be the primary provider of user access to the new platform. We have exclusive rights to monetise the market data exhaust from the exchange and we will have the exclusive rights to provide post-trade notification services to customers who access FXMarketSpace through Reuters. This will help protect or even grow our existing business.

o	Second, it is because much of the new trading venue’s market share will come from growth in FX trading that it is helping to stimulate, especially from hedge funds, rather than simply from business migrating from elsewhere.

o	Third, we believe that a significant amount of the business of the joint venture will be generated from G7 currency pairs, such as $/euro and $/yen, where Reuters does not currently have significant market share.

o	Fourth, Reuters will be earning a small profit on the services it provides to the joint venture.

So yes, it is possible that this new venture might temper the growth rates in services like prime brokerage, but we do not expect this to be a major impact unless the joint venture succeeds beyond our expectations – in which case, the net benefit could be even greater. As a result, our stated goal of driving 3 percentage points of revenue growth by 2008 from CorePlus initiatives and our recently confirmed guidance for 2006 of around 5% revenue growth on a constant currency basis, both remain firmly intact.

        Finally, let me briefly explain why we need shareholder approval to complete this transaction. The joint venture agreement contained all the standard exit and termination provisions, including bilateral call options in certain cases – for example, if either one of the parents defaults. Because of UK listing rules, upfront shareholder approval will permit the CME to exercise its options without the need for further approval at the time of exercise. As you can imagine, the CME are keen for this to happen and have made it a requirement of completion. For Reuters to exercise its options, all the normal class tests will apply at the time.

        There are no other impediments to completion other than standard regulatory approvals and other customary conditions. So, all being well at the EGM, we should see this transaction completed in a month or so.

        With that, I will pass back to Miriam who can act as ringmaster on the Q&A.

Questions & Answers

        Miriam McKay: Thank you, David. We will start by taking a question from Guy Lamming at Cazenove.

        Guy Lamming (Cazenove): I have two questions. First, David, am I correct in thinking that these losses are in addition to the losses from CorePlus? If they are, why is it that these losses are not included in that figure – given that this is the sort of business that you were talking about as the sort of thing that you would develop within CorePlus?

        My second question is for Devin or for Tom. You said you thought you would be the first to market and I read, from the tone of your voice, that there are other people trying the same thing. Who else is involved in trying to develop a similar sort of business? When you said it would be difficult to replicate, why would it be difficult for somebody else to do that?

        Miriam McKay: David, would you take the first part of that question first?

        David Grigson: You can look at that any way you like, at the end of the day, but when we announced CorePlus and the investments that we were making in CorePlus last July, we clearly did not anticipate this venture at that time and so we could not have included these start-up costs and investments in CorePlus. You can certainly see it as such. The critical guidance that we have given around CorePlus is revenue, and that 3% incremental revenue growth for 2008 stays firmly intact. Of course, we will not be reporting revenue from this joint venture, but we will just be reporting our share of the losses initially and then the profit subsequently, through on the joint ventures line. However, it is not unreasonable to say that, in terms of Reuters investing to grow and add value in its business, you could add these losses to the CorePlus investment.

        The return that we would expect to make on this will be just as good, certainly, as the return we expect to make on all our other CorePlus investments and it does not really interfere with those initiatives at all.

        Guy Lamming: Yes, but you gave guidance on expected losses from CorePlus and I understand that you are saying that these will be in addition to that level of loss from CorePlus.

        David Grigson: Yes, they are in addition because we could not anticipate these losses at the time when we gave that guidance.

        Guy Lamming: When you make further investments from here, should we expect to be adding on losses, on top of CorePlus as well, as new things come along?

        David Grigson: I am not sure that categorising them necessarily helps to answer the question. If Reuters sees opportunities to invest to create substantial value, we will make those investments – whether they be through the P&L investments, such as these ones, i.e., start up losses; through the P&L investments such as the majority of investments through the CorePlus initiative, or acquisitions that help drive value which is obviously not through the P&L but which goes straight onto the balance sheet.

        The answer is a straightforward one, in that where Reuters sees the opportunity to invest to create value, however we categorise those investments, and for whatever precise purpose – yes, we will continue to look out for those opportunities, and to make the investment where we see them.

        Miriam McKay: Thank you, Guy. Devin, could you comment on first-move advantage and other potential competitors?

        Devin Wenig: What we have done here is exceptionally hard to replicate. What is needed to build the world’s best, deepest, most transparent, most liquid, centrally cleared marketplace is deep and broad FX distribution and a world class clearing facility that is trusted by the members, and also excellent technology to provide matching services. No one in the world has our FX distribution and we are going to turn this on for 20,000 customers that we touch today in the FX market. We believe that the CME is the best clearing house in the world – they have the most expertise and they are the most trusted, and they provide clearing services to a whole series of other exchanges, which is evidence of their global reach. Together, our matching technology is used today by thousands of customers around the world.

        Guy Lamming: Am I correct in saying that you are not aware of any other combination trying to get to the same point as you, and that there is a bit of a race on?

        Devin Wenig: We are not aware of any other party trying to get to where we are now - that is correct.

        Polo Tang (UBS): I just have a couple of different questions. First, could you talk through the economics of this deal? How does the joint venture make its money? For example, does it take a percentage of all transactions, or is it a fixed fee based on volume?

        Secondly, could you give us a feeling of the size of the market opportunity? I know you have given lots of numbers in terms of how big the FX market is on a daily basis but, in terms of your direct addressable market for this joint venture, how big is that market opportunity?

        Finally, how does this alter the competitive dynamics of the FX market? Where does this leave EBS? From some of your earlier comments, it seems to suggest that the conversational dealing market will not really be impacted because, given the currency pairs that you are trading, what you are really targeting the major currency pairs. That is where the matching market is and where EBS is. Does this put more pressure on EBS?

        Miriam McKay: I will ask Devin to answer all three of those.

        Devin Wenig: The model is a classic transaction model in that the venture will charge a transaction fee for trades that are executed on its platform. By far, the majority of the revenue will come from volume – from trades that are done on the system. A small amount of revenue will come from data services and otherwise that are monetised through Reuters but the overwhelming majority is that it is a classic transaction model.

        Your second question was about the competitive landscape. We are targeting the major pairs very hard – those trade less frequently on Reuters, and they trade certainly more prevalently in other systems. We also see a good deal of growth in the hedge fund market – in the prime brokerage space, where others have done a great deal of activity. This significantly alters the competitive dynamic. When we look at the growth of hedge funds and at the buy side coming into this market, we think that this is absolutely the best place for them to trade. We really see a good deal of growth in this space and we see that this will bring many new entrants in. For those who are trading today, we think this is a better alternative. We really believe that we have a unique proposition for the fastest growing segment of the market.

        In terms of the addressable space, the addressable market is really spot, forwards, beginning with the majors. That is a huge marketplace. When you look at the total view of the customer segment, plus the interbank segment, we said before that global volume daily is $1.9 trillion, which is just enormous. In terms of the addressable market for this, all I will say is that it is very large – this is a very, very big market place. If you add up all the transaction systems out there, and all the execution services being provided by viewers, it is a very big number.

        Patrick Wellington (Morgan Stanley): I would like to ask Polo’s question, in simpler terms. How much revenue do you think you will be getting out of this business over the next two or three years? What is the scale of revenue number that the joint venture might be looking at in 2007/8/9? Will it break-even during 2008, or will we have break-even for 2008 as a whole?

        David Grigson: The answer to your second question is during 2008: the business plan does not anticipate that the venture will be break-even for the year as a whole, but that it will move into profitability during the year and probably incur just a small loss. That is what the business plan says, but it is on a fairly steep growth curve by then and you do not need to shift that gradient forward very much before it actually could be break-even or even profitable in 2008. It is highly sensitive to volumes and the revenues that accrue from that.

        I will answer the question on size of revenues. At the end of the day, it all depends on just how much the market grows. It depends on how much share FXMarketSpace gains. The business plan of course projects something like that, but it is really no more than a projection – albeit based on a fair amount of market expertise being built into it.

        In order to break even in 2008, revenues would need to be around $40 million. To reach that, we reckon we have to do about 2% market share. That gives you a sense of the cost base, which is very scalable. It is scalable because the venture itself has pretty low costs, and they are mostly fixed, around people, marketing, occupancy – these sorts of things. The venture buys services from the CME and from Reuters, but the provision of those services itself is highly scalable, because they are off existing platforms, or using services that are already well-established. Thus, as the volume grows in the joint venture, the cost of those diminishes as a proportion of revenue pretty rapidly, which means that the margins in this venture can grow quite significantly.

        Patrick Wellington: The fixed costs are therefore in the order of $40 to $50 million, and about 80% of the total?

        David Grigson: No, the fixed costs are about half that and so, if it breaks even at roughly $40 million then $20 million of the fixed costs in the business is mainly people and the depreciation and amortisation of the platform that has been built there, and the remainder is the charges that the joint venture incurs as a consequence of the services provided by the parents. It becomes highly scalable after that and then it is just a question of whether it gets to 5%, 10% or 15% market share, in which case you are looking at revenues that are multiplying quite handsomely, with the with-profit consequences beneath that, which are multiplying at a far faster rate.

        Patrick Wellington: Yes, it is a question of how quickly it hits the 40% margin at that point.

        David Grigson: If you want to stand aside, Patrick, that is fine by us.

        Paul Sullivan (Merrill Lynch): I have a couple of questions. How should we measure the success of this, once it is in start-up phase? Are there any milestones or KPIs that we should be looking at?

        Secondly, will it only be accessed via Reuters customers, or will it be distributed by third parties? Then, on the management, is the departure of Mark Robson not rather a blow for the remaining or existing Reuters business?

        Miriam McKay: Devin, could you answer that?

        Devin Wenig: Success in the early years will be measured on volume, and I am sure that we will provide guidance on that as we go forward. It will be a volume-based, transaction-based business. I see success in how much volume in the global FX market is being done.

        The last part of your question was about Mark Robson. Mark has led our FX business and we think this is so important that it is a great thing for him to go, but we also have an exceptional person who has been working under him, who will now take over the Reuters side of the FX business. His name is Jas Singh and, among other things, he was one of the founding board members of EBS, so he has a very long track record in foreign exchange. He came up with Mark Redwood, who runs the Sales and Trading Division. We have a good deal of bench strength in sales and trading in FX. Mark Redwood runs the division, and now Jas is working for Mark, who will run FX. We have built a great deal of bench strength over the years, and this is a good thing all the way around – it is good for Mark and we are very happy that he is going over there because we think this is a big opportunity. On the Reuters side, we will still have it very well covered.

        Miriam McKay: There was a question about access to it.

        Devin Wenig: It is not only by Reuters. Reuters will provide access both in API – meaning electronic trading, and screen based – but there is a set of third parties, which we call ISVs, which provide software or trading access, and which will also buy liquidity from the joint venture. The data will then flow back exclusively through Reuters. We see this as both building the value in the joint venture through its grow of volume and share, but then it will benefit Reuters overall foreign exchange franchise, as David said earlier, because data will flow back through 3000 Xtra and all their information products, and that will be exclusive to us. I see this as very synergistic between our information business and this new transaction business that we are building.

        Colin Tennant (Lehman Brothers): I just wondered about the timing of the launch. You said that you would be testing it from now and launching early next year. What are the technical hurdles associated with this? What is your level of confidence that you can actually deliver this platform on time? Do you have it in your business model already or are you having to do some new stuff?

        Devin Wenig: We have it in our business model – but bear in mind that this is a new model. Much of the testing is actually in the back office because this is a straight-through process. This will be the first time that an over-the-counter instrument is traded in a purely straight-through, anonymous cleared way. Much of the testing is actually the integration of this system into clients’ back office systems. It is an exceptionally positive development for clients because, once that is up and running, they will have a great deal of positive cost dynamics to trading in this way. That is what is new and innovative and that is where we will do the testing.

        In terms of the matching services, we have done this for a long time and that is largely built. The clearing services are obviously in place from the CME and we have a long heritage in the distribution. Much of the start-up and testing will be around what is really innovative here, and that is the straight-through processing that will occur with the world’s first centrally cleared anonymous market. That is what we will be doing over the next several months.

        Colin Tennant: Just as a follow-up to that, presumably you have been talking to large FX customers about this for a while. What is their level of involvement, and how extensive will the test be in terms of the big FX banks?

        Devin Wenig: We are doing it in a very controlled manner, in part because we are just beginning and we are in the start-up phase. We want a very controlled process. We certainly are interfacing with some of our large bank customers right now and, on the other side, we are talking to a number of asset management firms and hedge funds, where we will also do similar testing.

        You will see that we will begin to widen out progressively over the next several months. We will start with a small group and then we will widen that out as this broadens. Hopefully, upon launch early next year, we will come to market with a very good, well-established group of sell side and buy side customers. That is basically the plan.

        Chris Wheaton (RCM): Devin, you described a market growing volumes at about 16% a year and, from David’s answer, the $40 million of revenues from a 2% market share implies a total commission pool for the whole market of about $2 billion a year. How fast is that commission pool growing? I cannot believe it is growing as fast as 16% a year – if only, I would have thought, because the quid pro quo for the high volume growth would be falling unit commissions. I am interested in how fast you think the revenue growth will actually grow.

        Devin Wenig: I think it is growing faster than that. Bear in mind that that is a blended rate.

        Chris Wheaton: Do you mean faster than the 16%?

        Devin Wenig: Yes, absolutely. Absolutely. Keep in mind that that number overall ends up at a blended rate of what is happening in the inter-bank market and what is happening with the hedge fund and buy side segments. If you look at the inter-bank market, that is a much larger segment of the market today – but that is growing relatively more slowly. If you look at our growth in the inter-bank segment, and if you look at EBS’s growth that they have just published, that is just barely into double digits.

        If you then look at the – still today small, but very rapidly growing — buy-side segment, the hedge fund segment and otherwise, that is growing in excess of 100% a year. I can see growth in this market accelerating. When we look at the dynamic in the market, we know that there is a stack of hedge funds that have been waiting to get on our inter-bank service through prime brokerage and EBS’s, but they just have not been able to, because the market is inefficient. It is hard to do it in the way that the market is currently constructed. We know that this, by its very nature, will grow the market. We know that new participants will come in and I can see that number going up and not down – because of the dynamic of the rise of the buy side, and because of this algorithmic trading that has taking off. I think that the market will grow, and that growth will accelerate.

        Chris Wheaton: What do you think the ratio of unit price in the buy side versus the inter-bank market is?

Devin	Wenig: Unit price in the sense of commissions? Or unit price in the sense of implied growth rate?

      Chris Wheaton: Commissions.

        Devin Wenig: That depends in part on volume, and on what their trading behaviour is. It is not a straight answer, but the general answer is that the commission side on the buy side has been significantly greater than in the inter-bank market, where spreads have compressed a great deal.

        Mark Braley (Deutsche Bank): My first question is should we assume this is the usual sort of exchange creation model, i.e. it is a totally binary outcome, you will not get 1-2% because if it is that low, you will get squeezed out of the market. It is a 0% market share or, if it works, it is a 20-30% market share in the fullness of time, rather as was the case, at least for a while, with Instinet? The second question is a more simple one: can you tell us what you are spending the start-up cost on, is it just marketing cost? Thirdly, Devin, you said that initially we should measure success in terms of volume. Does that imply that initially there is no revenue associated with this, i.e. that transactions will be free in order to build the liquidity?

        Devin Wenig As far as the binary outcome, I do not think that necessarily it has to be an enormous ‘swallow the world’ scenario or nothing but, if you look at the track record not just of exchanges but a lot of liquidity venues, often once they reach their liquidity tipping point, they become very profitable and the margins are very strong. There was an old saying we had back when Instinet was growing so fast, which was that “liquidity begets liquidity”. If you grow a marketplace and it becomes deep and liquid, it becomes a place where people want to trade. Therefore, we believe that because we are bringing in this distribution and because we have such a strong heritage in FX, we shall come out with a natural advantage. We want this to be hugely successful, we are not planning for a 1% or 2% outcome; we want a big outcome here and for it to be successful. David is giving his view of what is needed to break even and I believe that is a prudent way to look at it but I have to say that the excitement in Reuters is not about a 1% or 2% market share; we are going for a bigger prize here.

        The second part of the question is what are we spending the start-up costs on: building the salesforce, building marketing and some product development along the lines that I have mentioned to Colin before. This is principally building a mid and back office testing, but largely the initial costs will be staff costs, sales and marketing, building a global footprint for the venture.

        Miriam McKay: The third question was if you are focusing on volume, does that mean there is no revenue, you are giving it away for free?

        Devin Wenig: We are not giving it away for free although, in particular for our bank customers, there will be incentives to provide liquidity early on, but this is not a not-for-profit venture, we shall not give it away for free. In the early days, volume is a very good test because of the issue that I have just mentioned, which is to get to the liquidity tipping point. That is what we are looking at and guide on but we shall look at revenue as well which is also important. To me, particularly in the first year or perhaps the first two years, the key measure that I shall look at is volumes.

        Mark Braley: Just another one to come back, which I think is to Guy’s question about why is this something that other people cannot replicate. I am still not clear why the thing that is different about this, which is to have a central clearing party, other people cannot do that, because there are other organisations besides the CME that have very solid, very reliable, very large scale clearing activities?

        Devin Wenig: I don’t think I said it can’t be done. To make this successful, you need a clearing house that is trusted, that has a global footprint and has relationships with existing clients, in particular with the hedge funds on the buy side that are used to trading algorithmically and with high strength, high speed trading. Yes, there are other clearing houses such as the London Clearing House and a number of others but CME is unparalleled in what it has done in terms of its connections in particular with the emerging hedge fund and buy side market. They bring not only clearing but they also bring connections and expertise in relationships with exactly the hybrid segment of the market that we are targeting.

        On the other side of the coin, on the existing FX business and particularly in the banking industry, what is needed is distribution, the ability to provide this execution capability, data, analytics and all the rest to the global FX community. I do not think that anyone can touch our distribution in that market, not just through matching — EBS has an embedded matching community — but then broadening it out to our screens, to our information screens that take FX data and our conversational dealing screens. Now you are moving from a community of a few thousand, which is that core matching group, to the second concentric circle which is 20,000 in Dealing and then our information base which is now in hundreds of thousands.

        Tom Glocer: Mark, let me jump in on Devin’s point. On the Reuters side, we looked at and ranked who were the other people with whom we could do this. The CME, they told me, went through a similar process and we were each the other’s first choice and by a long mile, so we thought, okay if it did not work out with the CME but we knew this was the direction in which we believe the markets are going, what would be our plan B and there was a lot of space between us. If, one, you coupled each party’s first choice with, two, what we expect to be the first one out the door, that becomes quite a big head start.

        Giasone Salati (Credit Suisse): Thanks Miriam and good morning everybody. I have a couple of questions. The first is on anti-trust and it comes back to exactly the point that Tom was making. Because you are already so dominant in this segment and the same is true for your new partner, is there any big anti-trust clearing we need to expect, and what would be the timeline on that one?

        Tom Glocer: Let me answer the first one. I am sure it is true for the CME, I know it is true for Reuters, we certainly would not characterise our position as dominant in FX. We have the most experience, the most customer connections. When you look at what we are putting together here, the advice of counsel we have received is there are a couple of clearance reviews that are needed but this is not seen as a transaction with a significant anti-trust angle to it. It is a very wide and dynamic market in which there are inter-dealer brokers, single bank portals, FXall, Currenex, FX Hot Spot — there are many players out there. We believe we are taking the market to the next logical place where the market will follow but, if you look at it right now, it is not a particularly highly concentrated market.

        Giasone Salati: Understood. The second question is I think I totally understand the logic in terms of demand for the service, but I struggle to understand why all of the banks that are supplying you with data and tradable prices should give away all the potential revenues on this business. We have normally seen interbank agreements to make sure that nobody else external becomes dominant in any of these markets, am I reading the market wrong?

        Tom Glocer: If you go around and ask the big banks where they are making money, spreads have been compressed for years in the bid/ask spread in the markets. They are making more and more money on their prop desk and to the extent it is market-making, it is against flow and it is feeding their risk management-driven strategies. So we are offering an interesting opportunity on the sell side to do the following things: one, the prop desks should love it because it is a very deep pool with which they can interact programmatically; two, we are creating an opportunity to put the prime brokerage model onto a much better footing. Right now, as Devin explained, what happens is that, if, let us say, Credit Suisse is acting as prime broker to Citadel, Citadel needs to trade in the name of Credit Suisse and use up part of the Credit Suisse bilateral credit lines with Deutsche, UBS etc. That is inefficient from a capital allocation point of view, it is inefficient from a risk and settlement point of view, because although there is something called CLS (Continuous Link Settlement), that is only reduced, it has not eliminated the [Herstatt] risk in a way that a CCP model does. So there are a number of advantages, including the fact that the sell side banks are almost all clearing members of the CME and will have the opportunity to make fee business in a much more efficient way.

        The final point is one we have seen over and over again in examples like the US Treasury market. When you expand the participation and the volumes go up, perhaps you lose a little on the spread here and there but you make it up so many more times on volume. In our early discussions with a number of sell side players, the reaction has tended to be this is sort of inevitable, we are not making anything really off the spread business and you seem to have really thought through the logic of the market structure here. Devin, do you want to add anything?

        Devin Wenig: We are a service provider, whether those be information services, trading services or this new venture to our clients. To me this is a major step forward for them in the sense of broadening the liquidity, lowering their costs, running an efficient market, giving them straight through processing. From the early feedback we have had, it has been confirmed that people will really see this as an excellent service and the logical next step in where the FX market should go.

        Giasone Salati: Perhaps I might follow up. What is the share of $1 commission which goes to the bank, what goes to the joint venture?

        Devin Wenig: Sorry, I am not sure that I understood the question?

        Giasone Salati: I understand that the providers of liquidity get a share of the fee?

        Devin Wenig: The venture will charge a transaction fee and, given that it is an anonymous centrally cleared market, it will just be a fee done on any execution on the platform. You may be thinking of a dealer to customer link today, but this is an anonymous centrally cleared market where anyone can trade with anyone.

      Giasone Salati: Understood, thank you.

        Rogan Angelini-Hurll (Citigroup): I want to look a little more closely at the relationship that the joint venture will have with Reuters. David, you mentioned a few times that there will be revenues for Reuters coming from the joint venture and also the other way round, revenue for the joint venture from Reuters, and a small profit. I wonder whether you could quantify what over the next three years that could be?

        David Grigson: Rogan, just assume that it is small. What we are really saying is that, in the event that it causes us to lose any existing revenues or margins, we believe there will be adequate compensation for that over the next two or three years from the margin we make on the services that we are providing. These are not numbers that will change the world in either direction, so a low single figure numbers of millions of pounds, pretty insignificant in the bigger scheme of things. The point I made is that this does offer some protection in the event that we see some trimming of the growth rates we might otherwise have seen from our existing foreign exchange business, but they are not going to change the world.

        Rogan Angelini-Hurll: I am really looking at the revenue level to see if there were any new revenues that would be generated?

        David Grigson: No, not really. What we shall do mostly is just treat this stuff as cost offset, so where we incur new costs on behalf of the venture and charge them through, we shall treat that as a cost offset rather than assume that it is a spin-up into our revenues.

        Rogan Angelini-Hurll: What I am trying to say is whether there is going to be any change in the Core Plus –

        David Grigson: No. Where we could see some is just because we are monetising the data exhaust, as getting access through a Reuters terminal makes a lot of sense. We could see some benefits and the post-trade services certainly we could see some benefits coming through on the revenue line. 2008/2009 and beyond as the volume begins to build, it can become quite significant but it is too far out and we are not really giving guidance anyway around revenue for those years, other than to say that we could be adding fractions of a percentage point of revenue growth by the time you get out to those sort of years.

        Rogan Angelini-Hurll: Sorry to go on about it, but I guess it goes back to Guy’s original question at the beginning about how this is a new venture and where there is any addition to the Core Plus revenues. You are saying fraction of percent.

        David Grigson: Don’t forget our Core Plus revenue guidance is really restricted to 2006/7/8 and beyond that we have not really commented. Given that we expecting this venture not to launch until early 2007, do not expect too much revenue in 2007 because we shall really be building liquidity without charging fully for it. You will begin to see the liquidity build again and for us to see the revenues come through in 2008, potentially driving this business close to break-even if not to break-even. It is really once the thing begins to take off from there that this becomes material, but that is outside the Core Plus guidance terms.

        Rogan Angelini-Hurll: Sure, and just one other point. Do you envisage more terminals being sold so that people can get access to this?

        Devin Wenig: Yes, I do, in two ways: not only for access to the liquidity but again the data that come out, the exhaust that is generated by the trades done on the system will be available only back through Reuters. It is the virtuous cycle we know well, which is liquidity and transactions generate data, you build analytics on data, you link that to execution services and the two feed off each other. Therefore, I see some benefit to our core information services coming through it.

        Chris Collett (Goldman Sachs): I have a couple of questions. Tom, could you perhaps take the opportunity to remind us about what your strategy is now about owning exchanges now having exited Instinet, and I know this will be a JV – your strategy on Reuters remaining neutral versus owning an exchange? Also can you give your thoughts on setting up exchanges to trade other asset classes? My second question is that you have had other cooperations with the CME. I know it was a different affair but one of the previous deals you have done with them was for creating spot prices derived from forwards. I wonder if you could tell us about how successful that particular joint venture or operation was, and is that a precursor to success for this business?

        Tom Glocer: I shall take them in reverse order. To be fair, I would characterise the CME FX futures on Reuters as commercially not a runaway success in the sense that we were creating a synthetic spot out of the liquidity that existed in the futures market. However, it showed that, first, they are a good partner and we could work together well and, secondly, we could deliver to a development plan on time and roll out. That is a nice little adjunct to the basic spot liquidity on Dealing but it certainly has not brought down the house. Devin might want to comment on whether now going to the full FX market space might propel that on.

        As far as the strategy, you will recall that the big thing with Instinet and the reason why ultimately I did not think it was something Reuters should own goes to the regulated exchange versus OTC nature of the market. Devin explained in his answer to the last question what are the synergies between owning a liquidity pool and having an information distribution and analytics business. The exhaust from your exchange is very valuable and the ability to restrict connectivity to going through your pipes. The problem, at least from our perspective with the world’s equity markets, is that they are, I would argue, so heavily over-regulated at this point that, if I owned the LSE, I could not say that the LSE data are only available on Reuters and not on other competitors, and I probably could not limit the connectivity either. One of the joys of the rest of the markets is that you can. I would note in a footnote that MiFID is opening up new opportunities to the extent that it will fragment those equity markets again, which is good for Reuters. However, our strategy is clear: where you can own liquidity pools, especially on this high margin model, and then work heavily to make the synergies work back to the rest of the business, that’s it.

        Chris Collett: Could I just follow up on that? The historical model has been that you have tended to try to extract those benefits by bidding for exclusives. Are you saying that it is by owning the liquidity pool, you do not have to pay away those gains to the exchange owner?

        Tom Glocer: I guess you could say that. Let me give you an example. We have an exclusive with ICAP on the exhaust from the BrokerTEC US Treasury franchise, which is the highest quality US Treasury data, which now runs over Reuters systems and has been helping us to penetrate and sell more extras on the back of that. If we get up to the sort of 10%+ market share or 20% if we want to start building on it, the exhaust from FXMarketSpace will be very valuable. Here is the key thing, back to Devin’s comment earlier, because the market will now expand to far more entities on the buy side interested in trading FX as an asset class, the number of people for whom Reuters will be relevant to sell Xtra will expand with it, including corporate treasurers, including much broader penetration into the CTA and hedge fund market, which is untapped growth for Reuters just on the terminal side.

      Chris Collett: Great, thanks very much.

        Miriam McKay: That concludes the time that we have available so thank you very much and goodbye.

— Ends —